Primary Business Name: INSTINET, LLC   **BD Number: 7897**

BD - AMENDMENT

09/16/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
GOVONI, MARK JAMES	I	PRESIDENT	05/2016	NA	Y	N	4574136
INSTINET HOLDINGS INCORPORATED	DE	DIRECT OWNER	12/2005	E	Y	N	20-3879157
KENNIFF, ALICE M	I	ASSOCIATE GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER (INVESTMENT ADVISER)	09/2016	NA	Y	N	5615714
MAURO, LUKE	I	HEAD OF OPERATIONS	02/2014	NA	Y	N	4188932
PRATNICKI, GREG	I	ANTI - MONEY LAUNDERING COMPLIANCE OFFICER	09/2021	NA	Y	N	2409187
RICHMOND, LAURE E	I	CHIEF FINANCIAL OFFICER	09/2019	NA	Y	N	5115429
ROBERTS, RALSTON PERMAR JR	I	CHIEF EXECUTIVE OFFICER	04/2021	NA	Y	N	2526147
SISKOVIC, JULIE MARIE	I	CHIEF COMPLIANCE OFFICER (BROKER-DEALER, CBOE/C2)	11/2019	NA	Y	N	1385048
Sieradzki, David Seth	I	ASSOCIATE GENERAL COUNSEL, CHIEF COMPLIANCE OFFICER (BROKER DEALER, NON-CBOE/C2)	11/2020	NA	Y	N	7313064
WEBB, FARON ROSS	I	GENERAL COUNSEL	01/2014	NA	Y	N	2452057